UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Shareholders of Ocean Rig UDW Inc., which will be held on July 4, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: June 10, 2016	By:	/s/	George Economou
George Economou
Chief Executive Officer

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Exhibit 99.1

June 10, 2016

TO THE SHAREHOLDERS OF OCEAN RIG UDW INC.:
Enclosed is a Notice of the 2016 Annual General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company"), which will be held at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus on July 4, 2016 at 1:00 p.m., local time, and related materials.  The Notice of the 2016 Annual General Meeting of Shareholders and related materials can also be found at http://ocean-rig.agmdocuments.com/NEW.ASM2016.html.

At the Meeting, shareholders of the Company will consider and vote upon proposals:
1.	To elect two Class C Directors to serve until the 2019 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two");
3.	To approve the special resolution required pursuant to the Companies Law (2013 Revision) of the laws of the Cayman Islands to adopt the Company's Amended and Restated Memorandum and Articles of Association in compliance with Cayman Islands law ("Proposal Three"); and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon. Adoption of Proposal Three requires the affirmative vote of two-thirds of the shareholders who, being entitled to do so, vote in person or by proxy at the Meeting.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on June 3, 2016.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
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WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

The Company's 2015 Annual Report on Form 20-F (the "Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2015, is available on the Company's website at www.ocean-rig.com and can also be found at http://ocean-rig.agmdocuments.com/NEW.ASM2016.html. Any shareholder may receive a hard copy of the Company's 2015 Annual Report, free of charge upon request.

Very truly yours, George Economou Chairman and Chief Executive Officer

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OCEAN RIG UDW INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 4, 2016
NOTICE IS HEREBY given that the 2016 Annual General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company") will be held at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus on July 4, 2016 at 1:00 p.m. local time, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Class C Directors to serve until the 2019 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two");
3.	To approve the special resolution required pursuant to the Companies Law (2013 Revision) of the laws of the Cayman Islands to adopt the Company's Amended and Restated Memorandum and Articles of Association in compliance with Cayman Islands law ("Proposal Three"); and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on June 3, 2016 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

The Company's 2015 Annual Report on Form 20-F (the "2015 Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2015, is available on the Company's website at www.ocean-rig.com.  Any shareholder may receive a hard copy of the Company's 2015 Annual Report, free of charge upon request. This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2015 Annual Report, are available at http://ocean-rig.agmdocuments.com/NEW.ASM2016.html.

By Order of the Board of Directors Ioannis Cleanthous Secretary

June 10, 2016
 Nicosia, Cyprus

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______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 4, 2016
 ________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors of Ocean Rig UDW Inc., a Cayman Islands exempted limited company (the "Company"), for use at the 2016 Annual General Meeting of Shareholders (the "Meeting") to be held on July 4, 2016 at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus at 1:00 p.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about June 10, 2016. These materials, along with the Company's 2015 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2015, can also be found at http://ocean-rig.agmdocuments.com/NEW.ASM2016.html.
VOTING RIGHTS AND OUTSTANDING SHARES
On June 3, 2016 (the "Record Date"), the Company had issued 160,888,606 common shares, par value $0.01 per share (the "Common Shares"), of which 138,666,384 Common Shares were outstanding (with 22,222,222 Common Shares held by the Company as non-voting treasury shares). Of those outstanding shares, 56,079,533 Common Shares are held by Ocean Rig Investments Inc., a wholly owned subsidiary of the Company, which is entitled to vote those shares under the Companies Law (2013 Revision) of the laws of the Cayman Islands. Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one-third of the Common Shares issued and outstanding and entitled to vote at the Meeting, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the board of directors are received. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.
The Common Shares are listed on The NASDAQ Global Select Market under the symbol "ORIG".

REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company has five directors on the board of directors, which is divided into three classes.  As provided in the Company's Second Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class C Directors expire at the Meeting.  Accordingly, the board of directors has nominated Mr. George Kokkodis and Ms. Chrysoula Kandylidis, the current Class C Directors, to serve as Class C Directors until the Company's 2019 Annual General Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if one or both nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current board of directors may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
George Kokkodis	54	Class C Director
Chrysoula Kandylidis	62	Class C Director
Certain biographical information about the nominees is set forth below.
George Kokkodis has served as a director of the Company since September 2015.  Prior to serving as a director and from 2009 to January 2015, Mr. Kokkodis has been an Independent Business Introducer and Independent Client Advisor of financial investments at BNP Paribas (Suisse) SA, where he was a Senior Private Banker from 2003 to 2009 and the Head of the Greek Private Banking Desk at BNP Paribas London from 1999 to 2003. From 1998 to 1999, Mr. Kokkodis was Vice President of Private Banking at Merrill Lynch International Bank, London UK and, from 1996 to 1998 held the same position at Merrill Lynch Bank Suisse S.A. Prior to that, he was Vice President of Private Banking at Bankers Trust International PLC, London UK from 1993 to 1996. Mr. Kokkodis holds a Bachelor of Science in Aeronautical Engineering from the Imperial College of Science and Technology and a Master of Science in Aeronautical Engineering from the University of Glasgow. Mr. Kokkodis was a member of the board of directors of MIG Real Estate from April 2011 to September 2015.
Chrysoula Kandylidis was appointed to our board of directors on December 3, 2015. Mrs. Kandylidis has also served as an advisor to the Minister of Transport and Communications in Greece for matters concerning people with special abilities for the past three years on a voluntary basis. Mrs. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d' Athenes. She also holds a degree in Economics from the University of Geneva. Mrs. Kandylidis has served in the board of Directors of Dryships Inc. from 2008 until 2015. Mrs. Kandylidis is the sister of George Economou, our Chief Executive Officer.
Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of the Common Shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
 RATIFICATION OF THE APPOINTMENT OF
 INDEPENDENT AUDITORS
The board of directors is submitting for ratification  at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), as the Company's independent auditors for the fiscal year ending December 31, 2016.
Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the audit committee of the Company's board of directors.
Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION  OF THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF THE ADOPTION OF THE AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of the Republic of the Marshall Islands on December 10, 2007. On April 14, 2016, the Company changed its jurisdiction of incorporation by discontinuing from the Republic of the Marshall Islands and continuing and re-domiciling as an exempted company incorporated under the laws of the Cayman Islands (the "Redomiciliation"). As a result of the Redomicilation, the Company is required, pursuant to the Companies Law (2013 Revision) of the laws of the Cayman Islands, to adopt amended and restated memorandum and articles of association (the "New Articles") in compliance with Cayman Islands law within 90 days of the Redomiciliation.  The New Articles under Cayman Islands law comprise substantially the same rights and protections for the Company's shareholders and creditors as those previously available under Marshall Islands law and the Company's constitutional documents before the Redomiciliation. There are some differences between the New Articles and Cayman Islands law, on one hand, and the Company's constitutional documents and Marshall Islands law before the Redomiciliation, on the other hand, that may affect the rights of shareholders. For a description of the Company's common stock and a comparison of the Republic of Marshall Islands to Cayman Islands corporate law, please see the Company's registration statement filed in connection with the Redomiciliation on Form F-4 (Registration No. 333-210118), as declared effective by the Securities and Exchange Commission on April 14, 2016.
The board of directors has unanimously approved and is hereby soliciting shareholder approval of a special resolution to adopt the New Articles. The full text of the New Articles is attached to this proxy statement as Appendix 1.
If the special resolution to adopt the New Articles is approved by the required vote of the Company's shareholders, the board of directors intends to file the New Articles with the Registrar of Companies in the Cayman Islands. The New Articles will be effective immediately upon the passing of the shareholder resolution approving the adoption of the New Articles.  Filing of the New Articles with the Registrar of Companies in the Cayman Islands is required to be completed within 15 days of the passing of the shareholder resolution approving the adoption of the New Articles.
Required Vote.  Approval of Proposal Three will require the affirmative vote of two-thirds of the shareholders who, being entitled to do so, vote in person or by proxy at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE ADOPTION OF THE NEW ARTICLES.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE ADOPTION OF THE NEW ARTICLES UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One, Two or Three have been adopted.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors Ioannis Cleanthous Secretary

June 10, 2016
Nicosia, Cyprus

Appendix 1

THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
 AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
OCEAN RIG UDW INC.

THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
OCEAN RIG UDW INC.
(ADOPTED BY SPECIAL RESOLUTION PASSED ON JULY 4, 2016)
1	The name of the Company is OCEAN RIG UDW INC.
2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.
3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4	The liability of each Member is limited to the amount unpaid on such Member's shares.
5	The share capital of the Company is US$15,000,000 divided into one billion (1,000,000,000) common shares of a par value of US$0.01 each and five hundred million (500,000,000) preferred shares of par value US$0.01 each.
6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
FORM OF ARTICLES OF ASSOCIATION
OF
OCEAN RIG UDW INC.
(ADOPTED BY SPECIAL RESOLUTION PASSED ON JULY 4, 2016)

1	Interpretation
1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

"Affiliate"	means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

"Articles"	means these articles of association of the Company.

"Associate"
when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of fifteen per cent (15%) or more of any class of Voting Shares; (ii) any trust or other estate in which such person has at least a twenty per cent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

"Auditor"	means the person for the time being performing the duties of auditor of the Company (if any).

"Board"	shall have the same meaning as the Board of Directors.

"Board of Directors"	means the directors for the time being of the Company.

"Business Combination"
means:

(i) any merger or consolidation of the Company or any direct or indirect majority-owned subsidiary of the Company with (A) the Interested Shareholder or any of its affiliates, or (B) with any other corporation, partnership, unincorporated association, limited liability company or other entity if the merger or consolidation is caused by the Interested Shareholder;

 (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to ten per cent (10%) or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares;

(iii) any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Company solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Company; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder's proportionate share of the any class or series of shares;

(iv) any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares; or  shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(v) any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) above) provided by or through the Company or any direct or indirect majority-owned subsidiary.

"Cause"
means actual fraud or wilful default on the part of a Director of the Company (and, for the avoidance of doubt, no person shall be found to have committed actual fraud or wilful default unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect).

"Common Shares"	mean common shares in the Company.

"Company"	means the above named company.

"Control"
including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise. A person who is the owner of twenty per cent (20%) or more of the outstanding Voting Shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

"Directors"	means the directors for the time being of the Company.

"Dividend"	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

"Electronic Record"	has the same meaning as in the Electronic Transactions Law.

"Electronic Transactions Law" "Enhanced Special Resolution"
means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

means a resolution (i) passed by Members holding at least two-thirds of the outstanding Voting Shares, voting by poll only, in person or by proxy, and not by a show of hands, at a shareholder meeting of which notice specifying the intention to propose the resolution as an enhanced special resolution has been duly given; or (ii) which has been approved in writing by all of the Members entitled to vote at a shareholder meeting of the company in one or more instruments each signed by one or more of the Members aforesaid, and the effective date of the enhanced special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

"Extraordinary General Meeting"	has the meaning given to it in Article 14.1.

"Interested Shareholder"
means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that (i) is the owner of fifteen per cent (15%) or more of the outstanding Voting Shares of the Company, or (ii) is an Affiliate or Associate of the Company and was the owner of 15% or more of the outstanding Voting Shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the Affiliates and Associates of such person; provided, however, that the term "Interested Shareholder" shall not include (i) any person whose ownership of shares in excess of the fifteen per cent (15%) limitation set forth herein is the result of action taken solely by the Company; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional Voting Shares of the Company, except as a result of further Company action not caused, directly or indirectly, by such person and (ii) DryShips Inc.. For the purpose of determining whether a person is an Interested Shareholder, the Voting Shares of the Company deemed to be outstanding shall include Voting Shares deemed to be owned by the person as set forth in the definition of Owner below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

"Member"
has the same meaning as in the Statute, meaning every Person who has agreed to become a member of the Company and whose name is entered on the Register of Members, shall be deemed to be a member of the company.

"Memorandum" "Officers"	means the memorandum of association of the Company. has the meaning given to such term in Article 27.1.

"Ordinary Resolution"
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a shareholder meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

"Owner"
including the terms "own" and "owned," when used with respect to any shares, means a Person that individually or with or through any of its Affiliates or Associates:

(i) beneficially owns such shares, directly or indirectly; or

(ii) has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered shares are accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any shares because of such Person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such shares with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.

"Person" "Preferred Shares"	means any individual, corporation, partnership, unincorporated association or other entity. mean preferred shares in the Company.

"Register of Members"
means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members. For purposes of clarity, the Register of Members may be held within the United States of America with the Company's transfer agent.

"Registered Office"	means the registered office for the time being of the Company.

"Reverse Stock Split"	means the merger of the Company's Common Shares into a smaller number of shares at a split ratio which shall be approved by Ordinary Resolution.

"Seal"	means the common seal of the Company and includes every duplicate seal.

"Secretary"	means the secretary of the Company from time to time.

"Share"	means a share in the Company and includes a fraction of a share in the Company.

"Shareholder" or "shareholder"	has the same meaning as Member.

"Special Director Meeting"	has the meaning given in Article 21.6.

"Special Resolution"
has the meaning given in the Statute, which shall mean a resolution passed by a majority of at least two thirds of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a shareholder meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

"Statute"	means the Companies Law (2013 Revision) of the Cayman Islands.

"Stock Split"
means the issuance of new Shares in the Company to shareholders in proportion to their holding at the time of the split which has the effect of increasing the number of Common Shares at a split ratio which shall be approved by Ordinary Resolution.

"Treasury Share"	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

"Voting Shares"
means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	"written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	"shall" shall be construed as imperative and "may" shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)	any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(h)	the term "and/or" is used herein to mean both "and" as well as "or." The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. The term "or" shall not be interpreted to be exclusive and the term "and" shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;
(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply; and
(m)	the term "shareholder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2	Commencement of Business
2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation, establishment and/or continuation of the Company, including the expenses of registration.
3	Issue of Shares
3.1	Subject to the provisions, if any, in the Memorandum and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share), with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, including but not limited to the issuance of preferred shares which have such preferred rights to the Common Shares as the Directors may determine.
3.2	The Company shall not issue Shares to bearer. Shares shall only be in fully registered form.
4	Register of Members
4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute at such place within or outside the Cayman Islands as the Directors deem fit. For purposes of clarity, the Register of Members may be held within the United States of America with the Company's transfer agent and which shall include the name and address of the Company, the amount paid for each share, the date entered on the Register and the date a shareholder ceased to be a shareholder.
4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.
5	Certificates for Shares
5.1	Shares may be issued in certificated or uncertificated form. A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
5.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint shareholder shall be a sufficient delivery to all of them.

5.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.
5.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.
6	Transfer of Shares
6.1	The Directors shall have power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and transfer of shares of the Company and may appoint transfer agents and registrars thereof.
7	Redemption, Repurchase and Surrender of Shares
7.1	Subject to the provisions of the Statute, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Company acting by the Directors. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.
7.2	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member or may otherwise direct.
7.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
7.4	The Directors may accept the surrender for no consideration of any fully paid Share.
7.5	The Company may repurchase its own shares, notes and any other debt securities on the open market on such terms as determined by the Directors.
8	Treasury Shares
8.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
8.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for no consideration).
9	Variation of Rights of Shares
9.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the shareholders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the shareholders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the shareholders of the Shares of that class. Notwithstanding the above, and that any such variation may not have a material adverse effect, the Directors reserve the right to obtain consent from the shareholders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any shareholder of Shares of the class present in person or by proxy may demand a poll.

9.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.
9.3	The rights conferred upon the shareholders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.
10	Commission on Sale of Shares
The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

11	Non Recognition of Trusts
The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
12	Amendments of Memorandum and Articles of Association and Alteration of Capital
12.1	The Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares, including by Stock Split;

(c)	convert all or any of its paid-up Shares into common shares, and reconvert those shares into paid-up Shares of any denomination;
(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of a smaller amount than is fixed by the Memorandum or into Shares without par value, including a Reverse Stock Split; and
(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.
12.2	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Enhanced Special Resolution,, the Company may by Special Resolution:
(a)	change its name;
(b)	alter or add to the Articles, except with respect to Sections 19.2, 19.3 and 19.4 hereof unless first approved by at least two-thirds of the Board of Directors;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein;
(d)	reduce its share capital or any capital redemption reserve fund;
(e)	approve mergers and consolidations;
(f)	redeem shares generally; and
(g)	wind up the Company.
12.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Special Resolution, the Company may only amend Articles 12.2(b), 18.4, 19.1, 19.5, 20.1 and 37 by Enhanced Special Resolution.
13	Offices and Places of Business
Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business, either within or without the Cayman Islands, as the Directors determine.

14	Shareholder Meetings
14.1	All general meetings, other than annual general meetings, shall be called extraordinary general meetings ("Extraordinary General Meetings").
14.2	The Company shall have an annual general meeting of its shareholders.

14.3	The annual general meeting of shareholders of the Company shall be held on such day and at such time and place within or outside the Cayman Islands as the Board of Directors may determine for the purpose of electing Directors and of transacting such other business as may properly be brought before the meeting. The chairman of the Board of Directors (the "Chairman") or, in the Chairman's absence, another person designated by the Board shall act as the chairman of all annual general meetings of shareholders.
14.4	Nature of Business at annual general meetings of Shareholders: No business may be transacted at an annual general meeting of shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof); (b) otherwise properly brought before the annual general meeting by or at the direction of the Board (or any duly authorized committee thereof); or (c) otherwise properly brought before the annual general meeting by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice provided for in Article 14.11 and has remained a shareholder of record through the record date for the determination of shareholders entitled to vote at such annual general meeting and (ii) who complies with the notice procedures set forth in Article 14.
14.5	In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Company.
14.6	To be timely, a shareholder's notice to the Secretary must be delivered to, or mailed and received at, the principal executive offices of the Company, either within or outside of the Cayman Islands, and at such address as designated by the Company in the notice, not less than one-hundred fifty (150) calendar days nor more than one-hundred eighty (180) calendar days prior to the one-year anniversary of the immediately preceding annual general meeting of shareholders. In no event shall the public disclosure of any adjournment of an annual general meeting of the shareholders commence a new time period for the giving of the shareholder's notice described herein.
14.7	To be in proper written form, a shareholder's notice to the Secretary must set forth as to each matter such shareholder proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of such shareholder along with such shareholder's tax identification number, (iii) the class or series and number of shares of the Company which are owned beneficially or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business and (v) a representation that such shareholder intends to appear in person or by proxy at the annual general meeting to bring such business before the meeting. In addition, notwithstanding anything in Article 19 to the contrary, a shareholder intending to nominate one or more persons for election as a Director at an annual general meeting must comply with these Articles for such nomination or nominations to be properly brought before such meeting.
14.8	No business shall be conducted at the annual general meeting of shareholders except business brought before the annual general meeting in accordance with the procedures set forth in this Article 14; provided, however, that, once business has been properly brought before the annual general meeting in accordance with such procedures, nothing in this Article 14 shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of an annual general meeting determines that business was not properly brought before the annual general meeting in accordance with the foregoing procedures, the Chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.
14.9	A person may participate at any meeting of shareholders by conference telephone or other communications equipment by means which all persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence at that meeting.
14.10	An Extraordinary General Meetings of shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time by the Chairman, a majority of the Board, or any officer of the Company who is also a Director. No other person or persons are permitted to call an Extraordinary General Meeting, unless otherwise prescribed by law. No business may be conducted at the Extraordinary General Meetings other than business brought before the meeting by the Board. Such meetings shall be held at such place and on a date and at such time as may be designated in the notice thereof by the officer of the Company designated by the Board of Directors to deliver the notice of such meeting. The business transacted at any Extraordinary General Meetings shall be limited to the purposes stated in the notice.

14.11	Notice of Meetings: Notice of every annual and Extraordinary General Meetings of shareholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of Extraordinary General Meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by mail, telefax, telegraph, cablegram, telex, or teleprinter at least fifteen (15) but not more than sixty (60) calendar days before such meeting, to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the record of shareholders of the Company or at such address as to which the shareholder has given notice to the Secretary. Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.

14.12	Quorum: At all meetings of shareholders for the transaction of business, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum.
14.13	Adjournments: If a quorum is not present within half an hour from the time appointed for a meeting to commence or if during such a meeting a quorum ceases to be present, the meeting shall stand adjourned to such other day, time and/or place as the chairman may determine, and, if at the rescheduled meeting after the adjournment, a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. Any meeting of shareholders, annual or extraordinary, may be adjourned from time to time by the chairman of such meeting and reconvened at the same or some other place as the chairman may determine. Notice of any such adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken. However, if the chairman chooses to do so, the Company may issue a press release or public announcement of the proposed day, time and/or place of the rescheduled meeting. At the adjourned meeting the Company may transact any business which might have been transacted at the original meeting.
14.14	Voting: If a quorum is present, and except as otherwise expressly provided by law, or these Articles, matters requiring a vote of the shareholders of the Company shall be passed by an Ordinary Resolution.
14.15	Fixing of Record Date: The Board of Directors may fix a time not more than sixty (60) nor less than fifteen (15) calendar days prior to the date of any meeting of shareholders, or more than sixty (60) calendar days prior to the last day on which the consent or dissent of shareholders may be expressed for any purpose without a meeting, as the time as of which shareholders entitled to notice of and to vote at such a meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined, and all persons who were holders of record of Voting Shares at such time and no others shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be.
14.16	A resolution (including an Ordinary Resolution, a Special Resolution or an Enhanced Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

15	Corporate Members
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

16	Proxies
16.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorised representative. A proxy need not be a Member.
16.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.
16.3	The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.
16.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.
16.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

17	Shares that May Not be Voted
Shares in the Company that are owned by a subsidiary of the Company shall be allowed to be voted at any meeting and shall be counted in determining the total number of outstanding Shares at any given time. For purposes of clarity, Treasury Shares may not be voted.
18	Directors
18.1	The affairs, business and property of the Company shall be managed by its Board of Directors. The number of Directors is determined according to these Articles. The Directors need not be residents of the Cayman Islands nor shareholders of the Company. Companies may, to the extent permitted by law, be elected Directors.
18.2	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture shares, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.
18.3	The Board of Directors shall be elected as specified in Article 19.
18.4	The number of directors constituting the entire Board of Directors shall be not less than one, as fixed from time to time by the vote of not less than two-thirds of the entire Board of Directors; provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office. The phrase "two-thirds of the entire Board of Directors" as used in these Articles shall be deemed to refer to two-thirds of the number of directors constituting the Board of Directors as provided in or pursuant to this Article 18.4, without regard to any vacancies then existing. Notwithstanding any other provisions of these Articles, this Article 18.4 shall only be amended by an Enhanced Special Resolution.

19	Appointment and Removal of Directors
19.1	The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three classes expiring each year. The Board of Directors has been divided into three classes, with the term of office of the first class initially having expired at the 2011 annual general meeting of shareholders, with the term of office of the second class having expired at the 2012 annual general meeting of shareholders and the term of office of the third class having expired at the 2013 annual general meeting of shareholders. Having commenced with the 2011 annual general meeting of shareholders, the directors elected at an annual general meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual general meeting of shareholders and until such director's successor is elected and has qualified. To the extent permitted by law, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders entitled to vote in the election and otherwise by an Ordinary Resolution. Cumulative voting shall not be used to elect directors.
19.2	Nomination of Directors: Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Company, except as may be otherwise provided in these Articles with respect to the right of holders of preferred shares of the Company to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual general meeting of shareholders (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice provided for in this Article 19 and on the record date for the determination of shareholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Article 19.
19.3	To be in proper written form, a shareholder's notice to the Secretary must set forth; (a) as to each person whom the shareholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of the Company which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934 of the United States of America, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (b) as to the shareholder giving the notice (i) the name and record address of such shareholder along with such shareholder's tax identification number, (ii) the class or series and number of shares of the Company which are owned beneficially and of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors of companies other than foreign private issuers pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee being named as a nominee and to serve as a Director if elected.
19.4	No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth in this Article 19. If the chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

19.5	Notwithstanding any other provisions of these Articles, any director or the entire Board of Directors of the Company may be removed at any time, but only for Cause and only by an Enhanced Special Resolution. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred shares shall have the right, voting separately as a class, to elect one or more directors of the Company, the provisions of this Section 19.5 shall not apply with respect to the director or directors elected by such shareholders.

19.6	No proposal by a shareholder to remove a Director shall be voted upon at a meeting of the shareholders unless such shareholder has given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company not less than one hundred and fifty (150) calendar days nor more than one hundred eighty (180) calendar days prior to the one-year anniversary date of the immediately preceding annual general meeting of the shareholders. To be in proper written form, a shareholder's notice must set forth: (a) a statement of the grounds, if any, on which such Director is proposed to be removed, (b) evidence reasonably satisfactory to the Secretary of such shareholder's status as such and of the number of shares of each class of shares of the Company beneficially owned by such shareholder, and (c) a list of the names and addresses of other shareholders of the Company, if any, with whom such shareholder is acting in concert, and the number of shares of each class of shares of the Company beneficially owned by each such shareholder.
19.7	No shareholder proposal to remove a Director shall be voted upon at an annual general meeting of the shareholders unless proposed in accordance with the procedures set forth in this Article 19. If the chairman of the meeting determines, based on the facts, that a shareholder proposal to remove a Director was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that a proposal to remove a Director of the Company was not made in accordance with the procedures prescribed by these Articles, and such defective proposal shall be disregarded.
19.8	Notwithstanding any other provisions of these Articles, an Enhanced Special Resolution shall be required to amend, alter, change or repeal Articles 19.1 and 19.5.. Notwithstanding any other provisions of these Articles, the vote of not less than two-thirds of the entire Board of Directors shall be required to amend, alter, change or repeal Sections 19.2, 19.3 and 19.4.
20	Vacation of Office of Director
20.1	Any vacancies in the Board of Directors for any reason, and any created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the members of the Board of Directors then in office, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred shares shall have the right, voting separately as a class, to elect one or more directors of the Company, the then authorised number of directors shall be increased by the number of directors so to be elected, and the terms of the director or directors elected by such holders shall expire at the next succeeding annual general meeting of shareholders. Notwithstanding any other provisions of these Articles, this Article 20.1 shall only be amended by an Enhanced Special Resolution.

20.2	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
21	Proceedings of Directors
21.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors at the time in office, present in person or by proxy as provided in Article 21.10 or by conference telephone, shall constitute a quorum for the transaction of business.

21.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.
21.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting.
21.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.
21.5	Regular meetings of the Board of Directors may be held at such time and place as may be determined by resolution of the Board of Directors and no notice shall be required for any regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting.
21.6	Special Director Meetings of the Board of Directors may, unless otherwise prescribed by law, be called from time to time by the Chairman, a majority of the Board, or any officer of the Company who is also a Director ("Special Director Meetings"). The President or the Secretary shall call a Special Director Meeting of the Board upon written request directed to either of them by the Chairman, a majority of the Board of Directors, or any Officer of the Company who is also a director of the Company, stating the time, place, and purpose of such Special Director Meeting. Special Director Meetings shall be held on a date and at such time and at such place as may be designated in the notice thereof by the officer calling the meeting.
21.7	Notice of Special Director Meeting: Notice of the date, time and place of each Special Director Meeting of the Board of Directors shall be given to each Director at least forty-eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four (24) hours prior to such meeting. For the purpose of this article, notice shall be deemed to be duly given to a Director if given to him personally (including by telephone) or if such notice be delivered to such Director by mail, telegraph, telefax, cablegram, telex, or teleprinter to his last known address. Notice of a meeting need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting or who attends the meeting without protesting, prior to the conclusion thereof, the lack of notice to him.
21.8	The Directors may elect a chairman of their board and determine the period for which he is to hold office.
21.9	All acts done by any meeting of the Directors or of a committee of the Directors) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
21.10	A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him provided that individual is another Director and provided the proxy sets out the specific issues to be voted on. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.
21.11	Voting: The vote of the majority of the Directors, present in person, by proxy, or by conference telephone, at a meeting at which a quorum is present shall be the act of the Directors. Any action required or permitted to be taken at a meeting may be taken without a meeting if all members of the Board consent thereto in writing.
22	Presumption of Assent
A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

23	Directors' Interests
23.1	No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest as to the contract or transaction are disclosed or are known to the Board of Directors or a committee of the Board of Directors or such committee in good faith authorises the contract or transaction by the affirmative vote of a majority of the disinterested Directors, or, if the votes of the disinterested Directors are insufficient to constitute an act of the Board of Directors, by unanimous vote of the disinterested Directors; or (ii) the material facts as to his relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorised, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.
23.2	Notwithstanding Article 23.1:
(a)	a Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine;
(b)	a Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director;
(c)	a Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company; and
(d)	a general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

24	Minutes
The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
25	Delegation of Directors' Powers
25.1	The Directors may in their sole discretion appoint or remove such officers of the Company ("Officers") as they deem necessary and may determine the remuneration of such Officers, if any.

25.2	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any Officer or committee consisting of one or more Directors. They may also delegate to any Director or Officer holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
25.3	The Board of Directors may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members an executive committee to consist of one or more of the Directors of the Company, which, to the extent provided in said resolution or resolutions, or in these Articles, shall have and may exercise, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company, and may have power to authorize the seal of the Company to be affixed to all papers which may require it, provided, however, that no committee shall have the power or authority to (i) fill a vacancy in the Board or in a committee thereof, (ii) provisions of these Articles or amend provisions of these Articles to the extent permitted by these Articles, (iii) amend or repeal any resolution of the entire Board, (iv) or increase the number of Directors on the Board, or (v) remove any Director. In addition, the Board of Directors may, by resolution or resolutions passed by a majority of the entire Board designate from among its members other committees to consist of one or more of the Directors of the Company, each of which shall perform such function and have such authority and powers as shall be delegated to it by said resolutions or as provided for in these Articles, except that only the executive committee may have and exercise the powers of the Board of Directors. Members of the executive committee and any other committee shall hold office for such period as may be prescribed by the vote of a majority of the entire Board of Directors. Vacancies in membership of such committees shall be filled by vote of the board of Directors. Committees may adopt their own rules of procedure and may meet at stated times or on such notice as they may determine. Each committee shall keep a record of its proceedings and report the same to the Board when requested.
25.4	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.
25.5	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.
25.6	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.
26	Remuneration of Directors
The Board may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Company generally.
27	Officers
27.1	The Board of Directors shall appoint a president (the "President"), Secretary and treasurer (the "Treasurer") and such other officers with such duties as it may deem necessary. Officers may be of any nationality, need not be residents of the Cayman Islands and may be, but are not required to be, Directors. Officers of the Company shall be natural persons except the secretary may be a corporate entity. Any two or more offices may be held by the same natural person.

27.2	The salaries of the officers and any other compensation paid to them shall be fixed from time to time by the Board of Directors or any authorized committee thereof. The Board of Directors may at any meeting appoint additional officers. Each officer shall hold office until his successor shall have been duly appointed and qualified, except in the event of the earlier termination of his term of office, through death, resignation, removal or otherwise. Any officer may be removed by the Board at any time with or without Cause. Any vacancy in an office may be filled for the unexpired portion of the term of such office by the Board of Directors at any regular or Special Director Meeting.

27.3	Officers shall exercise such powers and perform such duties as may be assigned to them by the Board of Directors or the President.
27.4	Bond: The Board of Directors shall have power to the extent permitted by law, to require any officer, agent or employee of the Company to give bond for the faithful discharge of his duties in such form and with such surety or sureties as the Board of Directors may deem advisable.
28	Dividends, Distributions and Reserve
28.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law. The Board of Directors may fix a time not exceeding sixty calendar days preceding the date fixed for the payment of any dividend, the making of any distribution, the allotment of any rights or the taking of any other action, as a record time for the determination of the shareholders entitled to receive any such dividend, distribution, or allotment or for the purpose of such other action.
28.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid pro rata in accordance with the number of Shares entitled to such Dividend. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date then such Share shall rank for Dividend accordingly.
28.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
28.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.
28.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

28.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.
28.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the shareholder or by cheque or warrant sent through the post directed to the registered address of the holder, in the case of joint holders, to the registered address of the shareholder who is first named on the Register of Members or to such person and to such address as such shareholder or joint shareholders may in writing direct or through the payment facilities of the Company's transfer agent or securities depositary. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.
28.8	No Dividend or other distribution shall bear interest against the Company unless provided for in the resolutions through which such securities were issued.

28.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.
29	Capitalisation
The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
30	Books of Account
30.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.
30.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.
30.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.
31	Winding Up
31.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:
(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or
(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

31.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
32	Indemnity and Insurance
32.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an "Indemnified Person") shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect.
32.2	The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final un-appealable judgment or other final un-appealable adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.
32.3	No director shall be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Statute as the same exists or may hereafter be amended. If the Statute is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent authorized by the Statute, as so amended. Any repeal or modification of this Article 32.3 shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
32.4	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

33	Financial Year
Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
34	Transfer by Way of Continuation
If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
35	Seal
The seal of the Company, if any, shall be circular in form, with the name of the Company in the circumference and such other appropriate legend as the Board of Directors may from time to time determine.
36	Mergers and Consolidations
Subject to Article 37, the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

37	Business Combinations
37.1	The Company may not engage in any Business Combination with any Interested Shareholder for a period of three years following the time of the transaction in which the person became an Interested Shareholder, unless:
(a)	prior to such time, the Board of Directors of the Company approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;
(b)	upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are Directors and also Officers and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(c)	at or subsequent to such time, the Business Combination is approved by the Board of Directors of the Company and authorized at an annual or Extraordinary General Meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding Voting Shares that are not owned by the Interested Shareholder; or
(d)	the shareholder became an Interested Shareholder prior to the consummation of the initial public offering of the Company's common shares under the United States Securities Act of 1933, as amended.
37.2	The restrictions contained in this Article shall not apply if:
(a)	A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or
(b)	The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:
(i)	a merger or consolidation of the Company (except for a merger in respect of which, pursuant to the Statute, no vote of the shareholders of the Company is required);
(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares; or
(iii)	a proposed tender or exchange offer for 50% or more of the outstanding Voting Shares of the Company.
37.3	The Company shall give not less than 20 calendar days' notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (i) or (ii) of the second sentence of Article 37.2(b).
37.4
Notwithstanding any other provisions of these Articles (and notwithstanding the fact that some lesser percentage may be specified by law or these Articles), an Enhanced Special Resolution shall be required to amend, alter, change or repeal this Article 37. Any amendment of this Article 37 shall not be effective until 12 months after the approval by an Enhanced Special Resolution of such amendment and shall not apply to any Business Combination between the Company and any Person who became an Interested Shareholder of the Company at or prior to the time of such approval.

38
Petition by the Board to Wind-Up the Company
The Board shall have the authority on behalf of the Company to present a petition to the Grand Court of the Cayman Islands seeking to wind up the Company without the prior approval of a resolution of the Members passed at a general meeting.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
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Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect two Class C Directors to serve until the 2019 Annual General Meeting of Shareholders ("Proposal One");	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 George Kokkodis   02 Chrysoula Kandylidis

The Board of Directors recommends you vote FOR proposals 2 and 3.

	For	Against	Abstain
2 To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Two"); and	☐	☐	☐
3 To approve the special resolution required pursuant to the Companies Law (2013 Revision)(the "Companies Law") of the laws of the Cayman Islands to make the amendments to the second amended and restated articles of incorporation and the second amended and restated bylaws of the Company as are necessary to ensure that they comply with the requirements of the Companies Law by passing the following special resolution: Resolved as a special resolution pursuant to the Companies Law (2013 Revision) of the laws of the Cayman Islands that the second amended and restated articles of incorporation and the second amended and restated bylaws of the Company currently in effect be amended by the adoption of amended and restated memorandum and articles of association in compliance with Cayman Islands law substantially in the form annexed to the Company's proxy statement dated June 10, 2016 ("Proposal Three").	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX]   Date

JOB #

Signature (Joint Owners)   Date

SHARES
CUSIP #
SEQUENCE #

02 0000000000

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is available at www.proxyvote.com

OCEAN RIG UDW INC.
Annual Meeting of Shareholders
July 4, 2016 at 1:00 PM, Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Ioannis Cleanthous and Ms. Eleni Papapetrou, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of OCEAN RIG UDW INC. (the "Company") that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus on July 4, 2016, at 1:00 p.m., local time, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

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